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Renee Laws T +1 617 235 4975 renee.laws@ropesgray.com

July 16, 2021

VIA EDGAR

Mr. Edward Bartz

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds IV (Registration No. 811-08004)

Dear Mr. Bartz:

I am writing on behalf of AMG Funds IV (the “Trust”) to respond to the supplemental comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Trust’s preliminary proxy statement filed on June 30, 2021, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, relating to the Trust’s August 12, 2021, special meeting of shareholders of AMG River Road Long-Short Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comment. The Staff’s comment and the Trust’s response are set forth below. Certain defined terms used herein have the meaning set forth in the proxy statement.

1.    Comment: The Staff reiterates its comment with respect to the disclosure in the fourth paragraph of the section of the proxy statement titled “Overview of the Proposals – Voting Procedures” regarding adjournments and postponements to permit the further solicitation of proxies. Please revise this disclosure since the postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable to the chairman of the board. See Rule 14a-4(d)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Trust’s proxy card should have an additional voting box so shareholders can decide whether or not to vote in favor of adjournment should the occasion arise. It is the Staff’s view that under the Exchange Act, the adjournment of a meeting to solicit additional proxies is not a “matter incident to the conduct of the meeting.” See Exchange Act Rule 14a-4(c)(7). The federal securities laws, rather than the by-laws of the Trust, govern this matter.

Response: The Trust respectfully disagrees. In the Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), the SEC withdrew proposed Rule 20a-4 under the 1940 Act, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule, the Commission stated:

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.

The SEC has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to the registered investment company. The Trust represents that the persons named as proxies will evaluate any proposed adjournments consistent with the SEC’s guidance in the Adjournment Release.

The Trust further notes that, had the question of adjournment required a separate proposal pursuant to Exchange Act Rule 14a-4(d)(4), the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the SEC’s Disclosure Operations: Proxy Rules Reference Book (1980):

[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.

Because the Trust is a Delaware statutory trust, its corporate governance matters are governed by the Delaware Statutory Trust Act (the “DSTA”). Section 3806(b)(5) of the DSTA provides that a governing instrument of the Trust (i.e., the declaration of trust and by-laws) “[m]ay, if and to the extent that voting rights are granted under the governing instrument, set forth provisions relating to notice of the time, place or purpose of any meeting at which any matter is to be voted on, waiver of any such notice, action by consent without a meeting, the establishment of record dates, quorum requirements, voting in person, by proxy or in any other manner, or any other matter with respect to the exercise of any such right to vote.” (Emphasis added.) Consistent with the DSTA, the Trust’s by-laws provide that:

Any meeting of Shareholders may, by action of the Chairman of the meeting, be adjourned from time to time with respect to one or more matters to be considered at such meeting, whether or not a quorum is present with respect to such matter. Upon motion of the Chairman of the meeting, the question of adjournment may be (but is not required by these By-laws to be) submitted to vote of the Shareholders, and in that case, any adjournment with respect to one or more matters must be approved by the vote of a majority of the votes cast in person or by proxy at the meeting with respect to the matter or matters adjourned, whether or not a quorum is present with respect to such matter or matters, and if approved, such adjournment shall take place without the necessity of further notice, subject to the requirements of Section 5.1 above. Unless a proxy is otherwise limited in this regard, any Shares present and entitled to vote at a meeting may, at the discretion of the proxies named therein, be voted in favor of such an adjournment.

Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting. The Trust believes that, and consistent with widespread industry practice, whether a matter is “incident to the conduct of the meeting” is a question of state law. As noted above, the Trust’s by-laws address generally the conduct of shareholder meetings, including adjournments. Accordingly, the Trust believes that the proxy statement and the actions contemplated therein are consistent with Rule 14a-4.

Please direct any questions you may have with respect to this filing to me at 617-235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc : Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.